PAN AMERICAN SILVER CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Pan American Silver Corp. (“Pan American”)
1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

1.2	Executive Officer

For further information, please contact:

Name: Delaney Fisher
Office: VP Legal Affairs and Corporate Secretary
Telephone: (604) 684-1175

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Tahoe Resources Inc. (“Tahoe”) was a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru.

2.2	Date of Acquisition

February 22, 2019.

2.3	Consideration

Pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) among Pan American, Tahoe and 0799714 B.C. Ltd. (“Subco”), Pan American

acquired all of the issued and outstanding Tahoe shares in consideration for, for each Tahoe share held: (i) one contingent value right (“CVR”) entitling a holder to receive, without payment of additional consideration or any further action on the part of the holder thereof, 0.0497 of a common share of Pan American (the “Pan American Shares”) subject to the terms and conditions of the rights indenture governing the CVRs; and (ii) either, at the election of the holder of Tahoe shares, US$3.40 in cash or 0.2403 of a Pan American Share, subject to proration and rounding in accordance with the terms of the Arrangement.
In aggregate, Pan American paid US$275 million in cash, issued 55,990,512 Pan American Shares, and issued 313,887,490 CVRs to former Tahoe shareholders.
In connection with the acquisition of Tahoe, Pan American amended and extended its revolving credit facility. The facility has been increased by US$200 million to US$500 million, and matures on February 1, 2023. Pan American drew down US$301 million under the facility to fund, in part, the cash purchase price and to repay, in full, and cancel Tahoe’s second amended and restated revolving facility, under which US$125 million had been drawn.

2.4	Effect on Financial Position

Under the terms of the Arrangement, Tahoe and Subco, a wholly owned subsidiary of Pan American, amalgamated to form an entity (“Amalco”) with the same name as Subco (i.e. 0799714 B.C. Ltd). Amalco was and continues to be a wholly owned subsidiary of Pan American.

In order to simplify Pan American’s corporate structure from a tax and administrative perspective, Pan American is restructuring Amalco and its subsidiaries.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Not applicable.

2.7	Date of Report

This business acquisition report is dated May 3, 2019.

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are attached as schedules hereto:

a) Schedule A: Tahoe’s consolidated financial statements as at and for the years ended December 31, 2018 and 2017 (audited), notes thereto and the auditor’s report thereon; and

b) Schedule B: Pan American’s pro forma consolidated financial statements as at and for the year ended December 31, 2018 (unaudited).

Deloitte LLP, Independent Auditor, has given their consent to the inclusion of their audit report in this business acquisition report.

Schedule A
Tahoe’s consolidated financial statements for the years ended December 31, 2018 and 2017 (audited)

(See attached)

- A 1 -

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017

- A 2 -

Independent Auditor’s Report

To the Board of Directors of 0799714 BC Ltd.
Opinion
We have audited the consolidated financial statements of Tahoe Resources Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations and total comprehensive (loss) income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

- A 3 -

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, British Columbia
May 3, 2019

- A 4 -

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	6	$59,618	$125,665
Trade and other receivables	7	56,998	39,617
Inventories	8	124,997	128,381
Other		6,907	5,412
		248,520	299,075
Non-current
Mineral interests, plant and equipment	9	1,287,138	2,616,789
Sales tax and other receivables		47,076	47,196
Restricted cash		4,101	5,124
Deferred tax assets	19b	43,911	369
Goodwill	9a	—	112,085
		1,382,226	2,781,563
Total Assets		$1,630,746	$3,080,638
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$140,091	$110,084
Current portion of long-term debt	11	125,000	35,000
Lease obligations	12	1,127	6,146
Deferred revenue	9	12,006	—
Income tax payable		17,769	2,277
Other		1,836	2,323
		297,829	155,830
Non-current
Lease obligations	12	30	1,608
Reclamation provision	13	87,262	62,569
Deferred tax liability	19b	29,960	230,184
Other		2,207	5,559
Total Liabilities		417,288	455,750
SHAREHOLDERS’ EQUITY
Share capital	18e	2,792,251	2,788,234
Share-based payment reserve	18	22,071	20,090
Deficit		(1,600,864)	(183,436)
Total Shareholders’ Equity		1,213,458	2,624,888
Total Liabilities and Shareholders’ Equity		$1,630,746	$3,080,638
Commitments and Contingencies (notes 24b and 26), Subsequent events (note 28)
APPROVED BY THE DIRECTORS

“Rob Doyle”	“Christopher Lemon”
Rob Doyle	Christopher Lemon
DIRECTOR	DIRECTOR

See accompanying notes to the consolidated financial statements.
- A 5 -

CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE (LOSS) INCOME
(Expressed in thousands of United States dollars, except per share and share information)

		Years Ended December 31,
	Notes	2018	2017
Revenues	14	$513,719	$733,557
Operating costs
Production costs	15	295,537	348,146
Royalties	22	3,856	15,570
Care and maintenance	16	51,625	24,855
Depreciation and depletion		150,822	153,016
Total operating costs		501,840	541,587
Mine operating earnings	22	11,879	191,970

Other operating expenses
Impairment	9	1,559,885	—
Exploration		14,260	18,522
General and administrative	17	49,097	45,788
Total other operating expenses		1,623,242	64,310
(Loss) earnings from operations		(1,611,363)	127,660

Other expense (income)
Interest income		(192)	(743)
Interest expense		5,032	3,282
Foreign exchange loss		2,234	2,441
Other expense		2,346	2,853
Total other expense		9,420	7,833

(Loss) earnings before income taxes		(1,620,783)	119,827
Current income tax expense	19	40,411	42,400
Deferred income tax (recovery)	19	(243,766)	(4,366)
(Loss) earnings and total comprehensive (loss) income		$(1,417,428)	$81,793

(Loss) Earnings per share
Basic	20	$(4.52)	$0.26
Diluted	20	$(4.52)	$0.26

Weighted average shares outstanding
Basic	20	313,495,918	312,804,323
Diluted	20	313,501,205	312,833,500

See accompanying notes to the consolidated financial statements.
- A 6 -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		Years Ended December 31,
	Notes	2018	2017
OPERATING ACTIVITIES
(Loss) earnings for the year		$(1,417,428)	$81,793
Adjustments for:
Interest expense		5,032	3,284
Income tax (recovery) expense	20	(203,355)	38,034
Items not involving cash:
Depreciation and depletion		146,942	152,536
Loss on disposition of plant and equipment		(158)	1,026
Share-based payments	18	5,948	5,483
Unrealized foreign exchange loss		2,305	2,218
Impairment	9b	1,559,885	—
Accretion	13	2,260	2,640
Cash provided by operating activities before changes in working capital		101,431	287,014
Changes in working capital	21	28,539	8,243
Cash provided by operating activities		129,970	295,257
Income taxes paid		(20,135)	(60,993)
Net cash provided by operating activities		109,835	234,264

INVESTING ACTIVITIES
Additions to mineral interests, plant and equipment		(255,669)	(224,089)
Net cash used in investing activities		(255,669)	(224,089)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		6	914
Repayments of loan facility	12d	(35,000)	—
Borrowing on revolving debt		125,000	—
Dividends paid to shareholders	20	—	(35,697)
Loan origination fees and other		(4)	(671)
Interest paid		(5,015)	(2,614)
Payments on finance leases		(6,448)	(9,455)
Net cash provided by (used in) financing activities		78,539	(47,523)

Effect of exchange rates on cash and cash equivalents		1,248	(355)
(Decrease) in cash and cash equivalents		(66,047)	(37,703)
Cash and cash equivalents, beginning of year		125,665	163,368
Cash and cash equivalents, end of year	6	$59,618	$125,665
Supplemental cash flow information (note 21)

See accompanying notes to the consolidated financial statements.
- A 7 -

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information)

	Notes	Number of Shares	Share Capital	Reserves	Deficit	Total
At January 1, 2018		312,775,761	$2,788,234	$20,090	$(183,436)	$2,624,888
Loss and total comprehensive loss		—	—	—	(1,417,428)	(1,417,428)
Shares issued under the Share Plan	18	534,975	4,004	(3,449)	—	555
Shares issued on exercise of share options	18	2,934	13	(6)	—	7
Share-based payments	18	—	—	5,436	—	5,436
Dividends paid to shareholders	20	—	—	—	—	—
At December 31, 2018		313,313,670	$2,792,251	$22,071	$(1,600,864)	$1,213,458

	Notes	Number of Shares	Share Capital	Reserves	Deficit	Total
At January 1, 2017		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154
Earnings and total comprehensive income		—	—	—	81,793	81,793
Shares issued under the Share Plan	18	290,750	3,838	(3,182)	—	656
Shares issued on exercise of share options	18	112,136	1,339	(425)	—	914
Share-based payments	18	—	—	5,068	—	5,068
Dividends paid to shareholders	20	1,010,844	7,989	—	(43,686)	(35,697)
At December 31, 2017		312,775,761	$2,788,234	$20,090	$(183,436)	$2,624,888

See accompanying notes to the consolidated financial statements.
- A 8 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated)
Years ended December 31, 2018 and 2017

1.	OPERATIONS
Tahoe Resources Inc. (“Tahoe” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. Pursuant to the transaction discussed below, whereby Pan American Silver Corp. (“Pan American”) acquired all the issued and outstanding shares of Tahoe Resources Inc., as well as the plan of arrangement between Pan American, Tahoe, and 0799714 BC Ltd., Tahoe amalgamated with 0799714 BC Ltd. on February 22, 2019, and continued as 0799714 BC Ltd. These audited annual consolidated financial statements (“consolidated financial statements”) include the accounts of Tahoe and its subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.
As at December 31, 2018, the Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.
On February 22, 2019, Pan American completed the acquisition of 100% of the issued and outstanding common shares of the Company. As such, the board of directors of 0799714 BC Ltd. authorized issuance of these consolidated financial statements on May 1, 2019.

2.	BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2018. IFRS includes IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement
The consolidated financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out below. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

b)	Currency of presentation
The consolidated financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation
The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power over the investee, and is exposed to variable returns from its involvement over the investee and has the ability to affect the amount of the investee's returns.
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence.

- A 9 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The factors that may enable the exercise of significant influence include but are not limited to: the proportion of seats on the board of directors being assigned to the Company; the nature of the business decisions that require unanimous consent of the directors; the ability to influence the operating, strategic and financing decisions; and the existing ownership composition regarding the Company’s ability to exercise significant influence.
The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at December 31, 2018 were as follows:

Direct Parent Company	Location	Ownership Percentage	Mining Properties and Development Projects Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine
			La Arena II Project
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
		100%	Timmins West,
			Thunder Creek,
			144 Gap,
		100%	Fenn-Gib Project,
		100%	Juby Project,
		79%	Whitney Project
Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

d)	Foreign currency translation
Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in foreign currencies are not re-translated. Total foreign exchange gains and losses are recognized in earnings. The unrealized portion of foreign exchange gains and losses are disclosed separately in the consolidated statements of cash flows.

e)	Business Combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

- A 10 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.
Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.
Goodwill
Goodwill typically arises on the Company’s acquisitions due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.
Goodwill is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site or project, which is the cash-generating unit, to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.
Upon disposal or abandonment of a mine site or project to which goodwill has been attributed, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

f)	Cash and cash equivalents and restricted cash
Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less. Restricted cash comprises cash balances which are restricted from being immediately exchanged or used to settle a transaction and can be classified as either a current or non-current asset depending on the terms of the restriction(s).

g)	Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value ("NRV") is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.
Ore extracted from the mine may be stockpiled and subsequently processed into finished goods (gold and by-products in doré or silver and by-products in concentrate form). The costs of finished goods represent the costs of work-in process inventories incurred prior to the sale of doré or concentrate. Costs are included in inventory based on current costs incurred to produce doré and concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per ounce of doré produced (gold) or cost per tonne of concentrate produced (silver and by-products).
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the La Arena and Shahuindo mines. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the estimated grade of ore placed on the leach pads, and an estimated recovery percentage.

- A 11 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Supplies are measured at average cost. If the replacement cost is greater than the carrying value of the supplies inventory the inventory is written down to the net realizable value.

h)	Mineral interests, plant and equipment
Mineral interests, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.
On initial acquisition, mineral interests, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Land is stated at cost less any impairment in value and is not depreciated, and is included in non-depletable mineral interests. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral interests, plant and equipment and depreciated accordingly.
Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economic viability of the mineral interests benefitting from its use, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed on a periodic basis. Changes in estimates are accounted for prospectively.
Borrowing costs directly relating to the financing of a qualifying project are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mineral interests, is when commercial production is achieved.
Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.
Operational mineral interests and mine development
When it has been determined that a mineral interest can be economically developed, the costs incurred to develop such interest are capitalized.
Major development expenditures on producing mineral interests incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing mineral interests are charged against earnings as incurred.
Costs associated with commissioning activities are capitalized until the date the Company is ready to commence commercial production.
A mine is ready to commence commercial production when it is capable of operating at levels intended by management. The main criteria management uses to assess operating levels are:

•	Operational commissioning of major mine and plant components is complete;

•	Operating results are being achieved consistently for a period of time;

•	Indicators that these operating results will continue; and

•	Other factors which can include:

◦	Significant milestones for the development of the mineral interests have been achieved;

◦	A significant portion of plant/mill/pad capacity has been achieved;

◦	A significant portion of available funding is directed towards operating activities rather than capital projects; or

◦	A pre-determined, reasonable period of time has passed.

- A 12 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Management may use additional criteria to determine mine-specific operating levels for commercial production.
Costs related to the acquisition of land and mineral rights are capitalized as incurred.
Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use it is transferred to mineral interests, plant and equipment and depreciation commences.
Deferred Stripping
In open pit mining operations, it is necessary to remove mine waste materials or overburden to gain access to mineral ore deposits. Stripping costs incurred during the development phase of the mine (prior to commercial production) are capitalized and deferred as part of the cost of building, developing and constructing the mine (included in mineral interests) if the costs relate to anticipated future benefits and meet the definition of an asset. Once commercial production begins, the capitalized stripping costs are amortized using the units of production (“UOP”) method over the estimated life of the component to which they pertain.
During the production phase, to the extent the benefit from the stripping activity is realized in the form of inventory produced, the stripping costs are considered variable production costs and are included in the costs of the inventory during the period in which they are incurred. If the benefit from the stripping activity during the production phase provides access to deeper levels of material that will be mined in future periods, the stripping costs, including directly attributable overhead costs, are capitalized as part of mineral interests and amortized using the UOP method over the estimated life of the component to which they pertain. Stripping costs during the production phase are recognized as an asset if all the following criteria are met:

•	It is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the entity;

•	The Company can identify the component of the ore body for which access has been improved; and

•	The stripping activity costs associated with the component can be measured reliably.
Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne. If the stripping costs cannot be attributed to a separately identifiable component, they are allocated to inventory and mineral interests based on the actual waste-to-ore ratio (“strip ratio”) of material extracted compared to the estimated strip ratio.
Depreciation of mineral interests, plant and equipment
The carrying amounts of mineral interests, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, if shorter. Estimates of residual values and useful lives are reviewed on a periodic basis and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each reporting period. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.
Units of production basis (“UOP”)
For mineral interests and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on life-of-mine reserves and, if appropriate, a portion of the resources where it is considered highly probable that those mineral resources will be economically extracted.

- A 13 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the UOP over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources where it is considered highly probable that those mineral resources will be economically extracted. Economic extraction is considered highly probable for those mineral resources where sufficient drill data exists, geologic interpretation has been undertaken and management has included the mineral resources in the life of mine plan. The life of mine plan represents management’s best estimate of the future economic benefits expected to be obtained from the mineral properties and therefore the production levels contained in these plans may include mineral resources in each of the measured, indicated and/or inferred mineral resources category. The percentage of measured, indicated and/or inferred mineral resources to be included in the estimated recoverable ounces of a mining property and depleted using the unit-of-production method is determined on a site by site basis using the most current life of mine plan for each site and includes considerations of the following factors:

•
The Company’s history of converting mineral resources to mineral reserves at its operations has ranged from 40% to 80%; the Company recognizes past performance may not be indicative of future mineral resource to mineral reserve conversion rates;

•	The type of deposit(s) at each mine site; and

•	The geological characteristics of the ore body and its impact to the costs related to the access of the resources.
At sites where there is a lower confidence of mineral resources or where production calculated in the life of mine models does not exceed the mineral reserves, no mineral resources are included in the estimated recoverable ounces for those sites.
If commercial production commences prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the resource as defined in the life of mine plan.
For the years ended December 31, 2018 and 2017, all of the Company’s operating mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves and the portion of resources expected to be converted to mineral reserves.
Straight line basis
For all other assets depreciation is recognized in earnings or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 20 years.

Depreciated Items	Useful Life
Computer equipment and software	2 - 5 years
Vehicles	3 - 5 years
Mining equipment	2 - 14 years
Ancillary facilities(1)	20 Years
Mineral interests and plant	UOP

(1)	The lesser of 20 years or life of mine (“LOM”).
Impairment and Disposal
At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in earnings or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs.

- A 14 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in earnings or loss.
Where an item of mineral interests, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the consolidated statements of operations and total comprehensive (loss) income. Any items of mineral interests, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

i)	Exploration and evaluation assets
The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.
Capitalization of evaluation expenditures commences when the technical feasibility and commercial viability of a project has been reached and hence it is probable that future economic benefits will flow to the Company.
Capitalized exploration and evaluation costs are classified as non-depletable mineral interests within mineral interests, plant and equipment.
Corporate general and administrative costs related to exploration and evaluation assets are expensed as incurred.

j)	Leases
In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the lease asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within lease obligations and accretion expense is recognized over the term of the lease.
The Company will engage in sale and leaseback transactions as part of its financing strategy if and when it is deemed appropriate. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market prices, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.
Operating leases are not capitalized and payments are included in the consolidated statements of operations and total comprehensive income (loss) on a straight-line basis over the term of the lease.

k)	Provision for site reclamation and closure costs
The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred for disturbance to date, if a reasonable estimate of costs can be made. The Company records the net present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the estimated net present value of reclamation and closure cost obligations is assessed to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates.

- A 15 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

l)	Financial instruments
Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contractual provisions of the instrument. On initial recognition, all financial assets and liabilities are recorded at fair value, net of transaction costs, except for financial assets and liabilities classified as at fair value through profit and loss ("FVTPL"). The directly attributable transaction costs related with financial assets and liabilities recorded at FVTPL are expensed in the period they are incurred.
Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities. The classification of financial assets is generally based on its contractual cash flow characteristics and the business model in which it is managed.
Financial assets at amortized cost
Financial assets that are held within a business model whose objective is to hold the assets in order to collect contractual cash flows, and the contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest are classified and measured subsequently at amortized cost.
Financial instruments at fair value through other comprehensive income (FVTOCI)
Financial assets that are held within a business model whose objective is achieved by collecting the contractual cash flows and selling financial assets, and the contractual terms of the assets give rise on specified dates to cash flows that are solely payments of principal and interest are classified and measured at FVTOCI.
On initial recognition, the Company may make an irrevocable election (on an instrument by instrument basis) to designate investments in equity instruments that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation of FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measure at FVTOCI and the cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.
Financial instruments at fair value through profit or loss
All other financial assets are measured at FVTPL. These assets are measured at fair value at the end of each reporting period, with any gain or loss recognized in earnings.
Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after reducing all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.
Impairment
The Company recognized a loss allowance for expected credit losses on its financial assets. The amount of the expected credit loss is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

- A 16 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

m)	Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.
The Company offers a dividend reinvestment plan for its common shareholders. Participation is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. The common shares are issued from the Company’s treasury at a 3% discount to the average market price. The Company maintains the right to reduce or eliminate the discount at any time. The Company suspended the active operation of its dividend reinvestment program effective August 8, 2017.

n)	Revenue recognition
Policy applicable from January 1, 2018
Revenue associated with the sale of commodities is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods.
The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at fair value through profit or loss ("FVTPL").
IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.
Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.
Policy applicable before January 1, 2018
Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.
Revenues and trade receivables on concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to concentrate revenues and trade receivables monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. A portion of trade

- A 17 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

receivables are therefore measured at FVTPL and changes in value are recorded in revenues. Treatment and refining charges are netted against revenues from metal concentrate sales.
Revenues and trade receivables on doré sales are recorded at the time the refined metal is transferred to the customer’s account.
Until a mine is operating at the level intended by management, revenues will be offset against mineral interests, plant and equipment costs.

o)	Share-based payments
Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.
The fair value of share-based compensation on the grant date to key management personnel and employees is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.
The amount payable in respect of share appreciation rights ("SARs"), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date using the Black-Scholes option pricing model and is recorded at fair value.

p)	Income taxes
Income tax on the earnings or loss for the years presented comprises current and deferred tax. Income tax is recognized in earnings or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense is the expected tax payable on the taxable income for the period, using tax rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable earnings or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.
A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

q)	(Loss) earnings per share
The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing (loss) earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.
Diluted EPS is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

r)	Other comprehensive (loss) income
Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net earnings such as unrealized gains and losses on financial assets classified as fair value through other comprehensive income, net of income taxes and gains or losses on certain derivative instruments.

- A 18 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

s)	Employee benefits
The Company has defined contribution pension plans which cover certain of the Company’s employees. Under the provisions of the plans, the Company contributes a fixed percentage of the employees’ salaries to the pension plans. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to earnings or loss, or capitalized to mining interests for employees directly involved in the specific projects. The Company has no further legal or constructive obligation once the contributions have been paid.

t)	Care and Maintenance costs
Under certain circumstances the Company’s operations may be placed on care and maintenance status. During such times costs associated with maintaining the mine will be aggregated and reflected on the statement of operations in a separate line. These costs will be reported separately from production costs and will include all necessary costs to sustain the operations during these periods.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2018
The Company has adopted the following new or amended IFRS standards for the annual period beginning on January 1, 2018. The Company has determined there to be no material impact on its consolidated financial statements:

•IFRS 9 - Financial Instruments; and
•IFRS 15 - Revenue from Contracts with Customers
In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018.
IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.
The key requirements of IFRS 9 as they relate to the Company include the following:
•Subsequent to initial measurement at fair value, all recognized financial assets that are within the scope of IFRS 9 are required to be subsequently measured at amortized cost or fair value. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost in subsequent periods. Financial assets that have a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets are generally measured at fair value through other comprehensive income (“FVTOCI”). All other financial assets are measured at fair value through profit and loss (“FVTPL”) in subsequent accounting periods. In addition, on initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s FVTOCI, with only dividend income generally recognized in profit or loss. Transaction costs for financial assets held at FVTPL are expensed, for all other financial assets, they are recognized at fair value at initial measurement less any directly attributable transaction costs.
•Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and carried on the balance sheet at amortized cost.

- A 19 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

•For the impairment of financial assets, IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.
Impacts of change in accounting policy
•None of the Company's classification of its financial instruments have changed significantly as a result of the adoption of the new standard under a retrospective basis without the restatement of the comparative period.
•The Company has assessed the impairment of its receivables using the expected credit loss model, and no material difference was noted, and no impairment has been recognized upon transition or at December 31, 2018.
•There are no transitional impacts regarding financial liabilities in regards to classification and measurement.
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue - Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.
The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract‐based five‐step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.
Sales of concentrates are recognized and revenue is recorded at market prices following the transfer of control to the customer, provided that the Company has a present right to payment, has transferred physical possession of the asset to the customer, and the customer has the significant risks and rewards of ownership. The Company satisfies its performance obligations upon delivery of the concentrates. The Company’s concentrates are sold under a pricing arrangement where final prices are determined by quoted market prices in a period subsequent to the date of sale. Until prices are final, revenues are recorded based on forward commodity prices of metals for the expected period of final settlement. Also, subsequent variations in the final determination of the metal concentrate weight, assay and price are recognized as revenue adjustments as they occur until finalized.
Impact of change in accounting policy
The Company adopted IFRS 15 on a modified retrospective basis and has determined that there is no impact of the change in the accounting for revenue at the transition date. The Company did not have any concentrate revenues receivable as the Escobal mine is on care and maintenance.
Significant judgments in applying accounting policies related to revenue recognition
Each contract with the customer outlines the terms of the sales of concentrates, including the delivery terms, customer acceptance, the timing of the transfer of the substantive risks and rewards of ownership to the customer, transfer of title, which are evaluated to determine when the customer obtains control of the concentrate. Significant judgements also include the determination of transaction price of each contract, which include the forward commodity price, concentrate weight, quantity, and assay.

b)	Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these consolidated financial statements.
The Company has evaluated or is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

- A 20 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

i.	New or amended standards effective January 1, 2019 and thereafter.

•	IFRS 16 – Leases; and

•	IFRIC 23, Uncertainty over Income Tax Treatments.
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on January 1, 2019.
The Company expects to select the modified retrospective transition approach, which does not require restatement of comparative periods; instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied. The Company does not intend to bring short-term leases (contracts with terms that end within 12 months of the mandatory transition date) or low value leases to the statement of financial position. The Company is assessing the impact of the adoption of IRFS 16 on its consolidated financial statements.
IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") provides guidance regarding the application of the IAS 12 Income Taxes recognition and measurement requirements where there is uncertainty surrounding income tax treatment of a tax position. To apply IFRIC 23, the Company must determine whether it is probable that the relevant tax authorities will accept an uncertain tax treatment used, or proposed to be used, in its income tax filings. If it determined that the tax authorities will accept the tax treatment, the Company should account for the impact consistent with that tax treatment. If it is determined that the tax authorities are not likely to accept the tax treatment, the Company should account for the impact of the uncertainty in the period in which this determination is made.  IFRIC 23 is effective for annual periods beginning on January 1, 2019 and can be applied with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company is assessing the impact of adopting IFRIC 23 on its consolidated financial statements.

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

a)	Judgments

i.	Functional Currency
The functional currency for each of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the entity operates. If there is a change in events or conditions which determined the primary economic environment, the Company reevaluates the functional currency for each of the subsidiary impacted.

ii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.
The Company makes determinations whether development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

- A 21 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Estimates

i.	Revenue recognition
As is customary in the industry, revenue on provisionally priced concentrate sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced concentrate sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is included in concentrate revenue. There were no provisionally priced revenues at December 31, 2018 and 2017.

ii.	Estimated material in the Mineral Reserves
The figures for Mineral Reserves and Mineral Resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 articulates the standards of disclosure for mineral projects including rules relating to the determination of Mineral Reserves and Mineral Resources. Management assesses the estimated Mineral Reserves and Mineral Resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of Mineral Reserves and Mineral Resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.
Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

iii.	Determination of Useful Lives
Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Should the componentization of these like assets change, depreciation charges may vary materially in the future.

iv.	Impairment charges
At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

v.	Reclamation provision and site closure costs
The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

vi.	Income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings

- A 22 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

vii.	Valuation of inventory
All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of materials and supplies, stockpiled ore, concentrate inventories, ore stacked on leach pads and ore in process. The estimates and assumptions include expected use of the materials and supplies, surveyed quantities of stockpiled ore, in-process volumes, contained metal content, recoverable metal content, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

viii.	Deferred stripping costs
Stripping costs incurred during the production phase of a mineral property that relate to reserves and resources that will be mined in a future period are capitalized. The Company makes estimates of the stripping activity over the life of the component of reserves and resources which will be made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

ix.	Share-based compensation
The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

x.	Business combinations
The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of mineral reserves, mineral resources and exploration potential acquired;

•	Future operating costs and capital expenditures;

•	Discount rates to determine fair value of assets acquired; and

•	Future metal prices and long-term foreign exchange rates.
Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

xi.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

- A 23 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

6.	CASH AND CASH EQUIVALENTS

	December 31, 2018	December 31, 2017
Cash	$59,618	$125,134
Cash equivalents(1)	—	531
	$59,618	$125,665
(1) Marketable securities with short-term maturities of less than 90 days

7.	TRADE AND OTHER RECEIVABLES

	December 31, 2018	December 31, 2017
Trade receivables	$9,926	$—
Sales tax receivable	43,773	28,138
Income tax receivable	1,703	10,005
Other	1,596	1,474
	$56,998	$39,617

8.	INVENTORIES

	December 31, 2018	December 31, 2017
Supplies	$42,047	$57,195
Stockpile	21,691	23,029
Work in process	35,160	21,129
Finished goods	26,099	27,028
	$124,997	$128,381
The cost of inventories recognized as an expense for the year ended December 31, 2018 was $446,359 (year ended December 31, 2017: $501,682) and is included in total operating costs. During 2018, the Company expensed $20.6 million as obsolete supplies inventory through NRV adjustments at the Escobal mine and recognized the expense in care and maintenance.

- A 24 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	MINERAL INTERESTS

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2018	$1,581,941	$668,863	$1,032,709	$3,283,513
Additions	48,179	34,145	177,877	260,201
Disposals	—	—	(3,153)	(3,153)
Transfers(1)	8,172	(8,172)	—	—
Change in reclamation provision	22,701	—	—	22,701
Balance at December 31, 2018	$1,660,993	$694,836	$1,207,433	$3,563,262
Accumulated depreciation and depletion
Balance at January 1, 2018	$(451,315)	$(2,049)	$(213,360)	$(666,724)
Additions	(81,639)	—	(83,705)	(165,344)
Impairment	(565,522)	(396,066)	(485,412)	(1,447,000)
Disposals	—	—	2,944	2,944
Transfers	—	—	—	—
Balance at December 31, 2018	$(1,098,476)	$(398,115)	$(779,533)	$(2,276,124)
Carrying amount at December 31, 2018	$562,517	$296,721	$427,900	$1,287,138

	Mineral Interests
	Depletable	Non- Depletable(3)	Plant & Equipment	Total
Cost
Balance at January 1, 2017	$1,524,323	$637,644	$899,513	$3,061,480
Additions	47,952	43,184	141,011	232,147
Disposals	—	—	(8,204)	(8,204)
Transfers(2)	13,013	(13,402)	389	—
Change in reclamation provision	(3,347)	1,437	—	(1,910)
Balance at December 31, 2017	$1,581,941	$668,863	$1,032,709	$3,283,513
Accumulated depreciation and depletion
Balance at January 1, 2017	$(365,248)	$—	$(139,279)	$(504,527)
Additions(3)	(86,067)	(2,049)	(81,220)	(169,336)
Disposals	—	—	7,139	7,139
Transfers	—	—	—	—
Balance at December 31, 2017	$(451,315)	$(2,049)	$(213,360)	$(666,724)
Carrying amount at December 31, 2017	$1,130,626	$666,814	$819,349	$2,616,789

(1)
The updated resource statements published in January 2018 reflect an increase to the depletable base at the Shahuindo mine of 152,923 ounces. These ounces were transferred from non-depletable to depletable mineral interests.

(2)
The resource statements published in January 2017 reflect an increase to the depletable base at the Timmins West mine of 72,904 ounces. These ounces were transferred from non-depletable to depletable mineral interests.

(3)	The resource statements published in January 2017 reflect a decrease to the in-situ ounces at the Timmins West mine which resulted in an impact of $2,049 to non-depletable mineral interests.

- A 25 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
	Depletable	Non- Depletable(1)	Plant & Equipment	December 31, 2018	December 31, 2017
Escobal	$113,385	$27,264	$82,254	$222,903	$776,365
La Arena	53,970	146,000	20,471	220,441	433,177
Shahuindo	202,467	50,457	190,870	443,794	527,825
Timmins mines	192,695	73,000	134,305	400,000	879,422
	$562,517	$296,721	$427,900	$1,287,138	$2,616,789

(1)
Non-depletable mineral interests include exploration and evaluation projects. Non-depletable mineral interests for La Arena include the value of the La Arena II project and the timmins mines includes the timmins exploration potential.

As at December 31, 2018, the Company has $8,921 (December 31, 2017: $10,157) in capitalized stripping costs relating to production phase stripping of the La Arena and Shahuindo mines. At December 31, 2018 the Company had received $12,006 for the disposal of the power facility at the Shahuindo mine. As the cash had been received but the transfer of the assets had not yet been completed at year-end, the proceeds have been recognized as deferred revenue at December 31, 2018.

a)	Goodwill
Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.
The carrying amount of goodwill has been allocated to the following cash generating units (“CGUs”) and is included in the respective operating segment assets:

	La Arena II(1)	Timmins Exploration Potential(2)	Total
January 1, 2017 and December 31, 2017	$57,468	$54,617	$112,085
Impairment	(57,468)	(54,617)	(112,085)
December 31, 2018	$—	$—	$—

(1)	The La Arena II CGU (previously "La Arena Sulphides") is included in the La Arena operating segment as non-depletable mineral interests.

(2)
The allocation of goodwill associated with the acquisition of Lake Shore Gold was allocated 100% to the Timmins Exploration Potential CGU which is included in the Timmins mines operating segment as non-depletable mineral interests.

- A 26 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Impairment
Impairment by CGU at December 31, 2018 is as follows (in millions of USD):

	Carrying Value	Fair Value(1)	Pre-tax impairment	Post-tax Impairment	Ending Carrying Value
Escobal Mine	$774	$223	$551	$551	$223
La Arena Mine	$201	$76	$125	$85	$76
La Arena II	$217	$144	$73	$51	$144
Shahuindo	$631	$444	$187	$125	$444
Timmins Mines	$677	$327	$350	$246	$327
Timmins Exploration Potential	$234	$73	$161	$152	$73
	$2,734	$1,287	$1,447	$1,210	$1,287

(1)	The FVLCD of the CGUs is a level 3 calculation on the fair value hierarchy.
At December 31, 2018, the carrying amount of the Company's total assets and liabilities exceeded the Company's market capitalization. Additionally, on November 14, 2018 , Tahoe entered into an arrangement agreement with Pan American under which Pan American will acquire all of the outstanding common shares of Tahoe in a transaction valued at approximately $1.1 billion, compared to a pre-impairment total value of assets and liabilities of $2.7 billion, resulting in a difference of $1.6 billion. The Company considered these factors to be impairment indicators of the Company's CGUs. Accordingly, FVLCD was compared against the carrying value for Escobal, La Arena oxides, La Arena II, Shahuindo, Timmins mines and the Timmins exploration potential. In addition, goodwill was also tested for impairment at La Arena II and the Timmins exploration potential.
The recoverable amount of the Company's CGUs are based on the future after-tax cash flows expected to be derived from the CGUs and represent the FVLCD of the CGU. The projected cash flows used in impairment testing are significantly impacted by changes in assumptions for metals prices, discount rates and exchange rates among others, per discussions below.
Escobal

On September 3, 2018, the Constitutional Court of Guatemala issued its ruling which ordered the continued suspension of the Escobal mining license while MEM conducts an ILO 169 consultation with the Xinka communities residing in the area of influence of the Escobal mine. As a result of this decision and the extended period of the suspension, the Company determined that there was an indicator of impairment at the Escobal mine in the quarter ended September 30, 2018 and performed an impairment test on the Escobal mine, determining a FVLCD for the Escobal mine using a discounted cash flow ("DCF") model.
In determining FVLCD of Escobal in the DCF model, the Company considered a range of restart dates based on the progress to date of the legal process in Guatemala, and a combination of long-term consensus prices and management’s best estimates for pricing assumptions. Using these assumptions and other quantitative and qualitative considerations, the Company determined that the Escobal mine was impaired by $170 million at September 30, 2018.

- A 27 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

As of December 31, 2018, in light of the arrangement agreement described above, the Company tested the Escobal mine for further impairment from the amount taken in September. In this updated impairment assessment, the Company considered a range of restart dates for Escobal with an additional $33 million in care and maintenance costs per year during the care and maintenance period. Additionally, the metals prices used in the model included average long term prices of $1,300 and $18.50 per ounce, respectively, for gold and silver and the discount rate used was 13.0%. Using these assumptions and other quantitative and qualitative considerations, the Company determined that the Escobal mine was further impaired by $381 million, which was included in other operating expenses for a total impairment of $551 million in the year ended December 31, 2018. The additional impairment charge was primarily driven by the assumptions related to the restart date and the discount rate.
La Arena Mine
The DCF model for the La Arena Mine was calculated using average long term metal prices of $1,300 and $18.50 per ounce, respectively, for gold and silver. The discount rate used was 5.5%. Using these assumptions and other quantitative and qualitative considerations, the Company determined that the La Arena Mine were impaired by $125 million.
La Arena II
The fair value of the La Arena II project was calculated using in-situ values. Using these values and other quantitative and qualitative considerations, the Company determined that the La Arena II were impaired by $73 million and the goodwill was fully impaired.
Shahuindo
The DCF model for the Shahuindo mine was calculated using average long term metal prices of $1,300 and $18.50 per ounce, respectively, for gold and silver. The discount rate used was 7.0%. Using these assumptions and other quantitative and qualitative considerations, the Company determined that the Shahuindo mine was impaired by $187 million.
Timmins Mines
The DCF model for the Timmins mines was calculated using average long term metal prices of $1,300 and $18.50 per ounce, respectively, for gold and silver. The discount rate used was 5.0%. Using these assumptions and other quantitative and qualitative considerations, the Company determined that the Timmins mines was impaired by $350 million.
Timmins Exploration Potential
The Timmins exploration potential was valued using in-situ values. Using these values and other quantitative and qualitative considerations, the Company determined that the Timmins exploration potential was impaired by $161 million and the goodwill of $55 million was also impaired.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
Trade payables	$87,519	$49,487
Accrued trade and other payables	22,760	25,685
Royalties	14,257	16,000
Accrued payroll and related benefits	15,555	18,912
	$140,091	$110,084

- A 28 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

11.	DEBT

	2018	2017
Beginning balance at January 1	$35,000	$35,000
Borrowings/additions	125,000	—
Repayments	(35,000)	—
Ending balance at December 31	$125,000	$35,000
The Company’s debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

a)	Revolving credit facility
On February 20, 2018 the Company announced the closing of its Second Amended and Restated Revolving Facility with the same syndicate of lenders for a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. The Second Amended and Restated Revolving Facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.
The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%.
As at December 31, 2018, the Company had drawn $125 million on the Second Amended and Restated Revolving Facility and continues to have access to the remaining $50 million and $25 million accordion feature. The Company was not in compliance with one of its covenants at December 31, 2018, and the balance outstanding was reclassified as a current liability, however, the debt was repaid subsequent to year end (see note 28).
The Second Amended and Restated Revolving Facility replaced the Amended and Restated Credit Agreement (“Revolving Facility”) which was entered into on July 18, 2017, with a syndicate of lenders, increased the credit facility from $150 million to $300 million with a $50 million accordion feature and a term to July 19, 2021. The Company paid an initial commitment fee to amend the Revolving Facility of $1.7 million. The Agreement included terms that limit borrowing to a maximum of $75 million during the suspension of the mining license at Escobal as a result of the CALAS claim.
Both facilities are secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones.  Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other person. Proceeds may be used for liquidity and general corporate purposes.
Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were nil for the year ended December 31, 2018 (year ended December 31, 2017: $963). The Revolving Facility matures on July 19, 2021.
During 2018, the Company capitalized $1.395 million of interest expense to the expansion project at Shahuindo and the Bell Creek shaft project.

- A 29 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

12.    LEASE OBLIGATIONS

	2018	2017
Beginning balance at January 1	$7,754	$15,946
Payments	(6,448)	(9,456)
Accrued interest	158	451
Foreign exchange (loss) gain	(307)	813
Ending balance at December 31	$1,157	$7,754

	December 31, 2018	December 31, 2017
Current portion	$1,127	$6,146
Non-current portion	30	1,608
	$1,157	$7,754
The Company has finance lease obligations related to equipment and vehicles, expiring between 2019 and 2022 with interest rates between 0.9% and 10.3%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

13.	RECLAMATION PROVISION

	2018	2017
Beginning balance at January 1	$63,056	$64,219
Accretion expense	2,260	2,640
Revisions in estimates and obligations	21,946	(3,803)
Ending balance at December 31	$87,262	$63,056

	December 31, 2018	December 31, 2017
Current Portion	$—	$487
Non-current portion	87,262	62,569
Ending balance	$87,262	$63,056
The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to December 31, 2018 to be $148,316 (December 31, 2017: $93,338).
In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.
The present value of the combined future obligation has increased by $21,946 during the year ended December 31, 2018 (December 31, 2017: $3,803 decrease) as a result of the impact of the change in estimates in mine life, estimated reclamation costs, discount and inflation rates.

- A 30 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)Escobal
The present value of the future reclamation obligation assumes a discount rate of 5.35% (December 31, 2017: 6.18%), an inflation rate of 4.00% (December 31, 2017: 4.12%), an undiscounted amount to settle the obligation of $11,610 (December 31, 2017: $10,306), and the commencement of reclamation activities in approximately 16 years.
b)La Arena
The present value of the future reclamation obligation assumes a discount rate of 3.43% (December 31, 2017: 3.89%), an inflation rate of 2.45% (December 31, 2017: 2.61%), an undiscounted amount to settle the obligation of $56,702 (December 31, 2017: $43,737), and the commencement of post-closure reclamation activities in the next year.
At December 31, 2018, the Company had a letter of credit (“LOC”) outstanding in the amount of $19,316 as partial guarantee of the La Arena closure obligations as required by the Ministry of Energy and Mines (“MEM”). The LOC was valid until April 2020.
c)Shahuindo
The present value of the future reclamation obligation assumes a discount rate of 4.24% (December 31, 2017: 4.03%), an inflation rate of 2.45% (December 31, 2017: 2.61%), an undiscounted amount to settle the obligation of $63,350 (December 31, 2017: $22,742), and the commencement of post-closure reclamation activities in approximately 8 years.
At December 31, 2018, the Company had a LOC outstanding in the amount of $15,546 as partial guarantee of the Shahuindo closure obligations as required by MEM. The LOC was valid until April 2020.
d)Timmins mines
The present value of the future reclamation obligation assumes a discount rate of 2.08% (December 31, 2017: 2.06%), an inflation rate of 1.34% (December 31, 2017: 1.31%), an undiscounted amount to settle the obligation of $16.654 (December 31, 2017: $16,242), and the commencement of post-closure reclamation activities in approximately 9 years.
At December 31, 2018, the Company had a bond outstanding in the amount of $12,172 as partial guarantee of the Timmins mines closure obligations as required by the Ministry of Northern Development and Mines.

14.	REVENUES

	Years Ended December 31,
	2018	2017
Silver	$2,196	$170,529
Gold	511,530	542,702
Lead	(7)	7,274
Zinc	—	13,052
	$513,719	$733,557

a)	Concentrate revenues
The Company has contracts with a number of customers for its concentrate sales. For the year ended December 31, 2017 the Company's top four customers accounted for 98% of concentrate revenues. There were no concentrate revenues in 2018.
The concentrate revenues by customer for the year ended December 31, 2017 are as follows:

- A 31 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Year Ended December 31,
2017
Customer 1	18%
Customer 2	40%
Customer 3	13%
Customer 4	27%
Other customers	2%
Total concentrate revenues	100%

b)	Doré revenues
The Company has contracts with customers for its doré sales. The Company’s top two doré customers account for 84% of doré revenues for the year ended December 31, 2018 (year ended December 31, 2017: 69% doré revenues). For the year ended December 31, 2018, doré sales comprised 100% of total gold sales (year ended December 31, 2017: 99%). The doré revenues by customer for the years ended December 31, 2018 and 2017 as follows:

	Years Ended December 31,
	2018	2017
Customer 1	39%	43%
Customer 2	31%	26%
Other customers	16%	9%
Total doré revenues	100%	100%
The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company’s financial performance, financial condition and cash flows due to the nature of the refined metals market.

15.	PRODUCTION COSTS

	Years Ended December 31,
	2018	2017
Raw materials and consumables	$117,819	$130,185
Salaries and benefits	89,268	90,583
Contractors and outside services	90,922	102,064
Other expenses	3,700	19,808
Changes in inventory	(6,172)	5,506
	$295,537	$348,146

16.	CARE AND MAINTENANCE COSTS

	Years Ended December 31,
	2018	2017
Raw materials and consumables	$2,643	$4,094
Salaries and benefits	15,084	11,499
Contractors and outside services	12,240	8,115
Inventory write down	20,600	—
Other expenses	1,058	1,147
	$51,625	$24,855

- A 32 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Care and maintenance costs for the years ended December 31, 2018 and 2017 relate to the Company's Escobal mine whose operations have been suspended since July of 2017. All expenses during this period are included in care and maintenance.

17.	GENERAL AND ADMINISRATIVE EXPENSES

		Years Ended December 31,
	Notes	2018	2017
Salaries and benefits		$21,598	$18,318
Share-based payments	18	5,992	5,657
Consulting and professional fees		10,519	9,028
Transaction costs		2,881	—
Administrative and other		8,107	12,785
		$49,097	$45,788

16.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION
The Company's equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company's share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the "Share Options"), as well as Deferred Share Awards ("DSAs"), Restricted Share Awards ("RSAs"), Performance Share Awards ("PSAs"), and Share Appreciation Rights ("SARs")(collectively with the Share Options, referred to as the "Share Plan").
At December 31, 2018, the Company has the following share-based payment arrangements:

a)	Share Options
The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.
The number and weighted average exercise price in CAD of Share Options outstanding at December 31, 2018 and December 31, 2017 are as follows:

	Weighted average exercise price	Number of Share Options
Outstanding at January 1, 2017	$14.55	3,211,745
Granted	9.91	1,407,000
Exercised	10.82	(112,136)
Forfeited	13.68	(307,000)
Expired	17.37	(332,584)
Outstanding at December 31, 2017	12.79	3,867,025
Granted	6.60	487,593
Exercised	2.80	(2,934)
Forfeited	12.76	(284,433)
Expired	14.65	(567,493)
Outstanding at December 31, 2018	$11.64	3,499,758
The following table summarizes information about Share Options outstanding and exercisable at December 31, 2018 (exercise range and prices in CAD):

Consolidated Financial Statements 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Exercise price range	Outstanding	Weighted average exercise price	Weighted average remaining life (years)	Exercisable	Weighted average exercise price	Weighted average remaining life (years)
$ 4.93-9.23	594,136	$6.69	4.17	58,543	$7.23	2.24
9.24-10.59	1,020,000	$10.00	3.20	480,000	$10.00	3.20
10.60-12.56	982,000	$12.35	2.23	704,667	$12.37	2.21
12.57-15.74	785,622	$15.38	1.32	765,622	$15.44	1.28
15.75-23.37	118,000	$19.91	1.90	79,000	$19.88	1.52
	3,499,758	$11.64	2.62	2,087,832	$13.09	2.07
During the year ended December 31, 2018, the Company recorded $2,200 of compensation expense relating to Share Options in general and administrative expenses (year ended December 31, 2017: $2,863).

b)	DSAs and RSAs
The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs
The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).
The number of DSAs outstanding at December 31, 2018 and December 31, 2017 is as follows:

Outstanding at January 1, 2017	463,000
Granted	195,000
Shares issued	(215,000)
Cancelled/forfeited	(26,000)
Outstanding at December 31, 2017	417,000
Granted	285,675
Shares issued	(249,000)
Cancelled/forfeited	(4,000)
Outstanding at December 31, 2018	449,675
During the year ended December 31, 2018, the Company recorded $2,718 of compensation expense relating to DSAs in general and administrative expenses (year ended December 31, 2017: $2,138).

ii.	RSAs
The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at December 31, 2018 and December 31, 2017.
The Company granted 285,975 RSAs during the year ended December 31, 2018 for total compensation expense of $556 (year ended December 31, 2017: 75,750 RSAs granted for total compensation expense of $655) which was recorded in general and administrative expenses.

c)	PSAs
The Share Plan permits Performance Share Awards (“PSAs”) to be issued to employees, Executive Officers and consultants of the Company. Non-employee Directors are not eligible to participate in or receive awards pursuant to the PSA Plan. All PSA's are settled through the issuance of shares upon vesting.

- A 34 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The PSAs are expected to cliff-vest three years from the date of grant (the “Entitlement Date”), except for any grants made in 2018, which vest 50% after year two and 50% after year three. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.
During the year ended December 31, 2018, the Company recorded $519 of share based compensation expense relating to PSAs in general and administrative expenses (year ended December 31, 2017: nil). PSA's are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant.
The number of PSAs outstanding at December 31, 2018 and December 31, 2017 is as follows:

Number of PSAs
Outstanding at December 31, 2016 and 2017	—
Granted	471,800
Outstanding at December 31, 2018	471,800

d)	Input for measurement of fair values
The grant date fair values (CAD) of Share Options are measured based on the Black-Scholes Model and are denominated in CAD.

i.	Share Options
There were 487,593 Share Options granted during the year ended December 31, 2018 (December 31, 2017: 1,407,000).
The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the years ended December 31, 2018 and 2017 are as follows:

	Years Ended December 31,
	2018	2017
Share price	$6.51	$9.64
Exercise price	$6.60	$9.91
Expected volatility(1)	59%	51%
Expected life (years)	3.50	3.50
Expected dividend yield	—%	3.14%
Risk-free interest rate	2.04%	1.07%
Pre-vest forfeiture rate	7.64%	7.13%
Fair value	$2.82	$2.89

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

e)	Authorized share capital
The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;

•	Common shares are without special rights or restrictions attached;

•	Common shares have voting rights; and

•	Common shareholders are entitled to receive dividend payments.

•	Common shareholders are entitled to elect to reinvest their dividend payments through the Company’s dividend reinvestment program.
At December 31, 2018, there were 313,313,670 common shares of the Company issued and outstanding (December 31, 2017: 312,775,761).

- A 35 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

19.	INCOME TAX EXPENSE

	Years Ended December 31,
	2018	2017
Current income tax expense
Current period	$37,708	$42,455
Prior period	2,703	(55)
	40,411	42,400
Deferred tax expense (benefit)
Origination and reversal of temporary differences	(243,766)	(4,366)
Income tax (recovery) expense	$(203,355)	$38,034

a)	Income tax reconciliation
The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Years Ended December 31,
	2018	2017
Earnings (loss) before income taxes	$(1,620,783)	$119,828
Statutory tax rate	27.00%	26.00%
Income tax expense (benefit)	(437,611)	31,155
Reconciling items:
Difference between statutory and foreign tax rates	(28,088)	2,978
Non-deductible share-based payments	150	1,843
Impact of foreign exchange on deferred income tax assets and liabilities	6,044	(4,589)
Non-deductible expenses	5,689	6,312
Change in unrecognized deferred tax assets	54,905	(219)
Non-deductible portion of impairment	190,233	—
Other	5,323	554
Income tax expense (benefit)	$(203,355)	$38,034
Effective October 23, 2017, the British Columbia provincial tax rate increased from 11% to 12%, effective January 1, 2018. The overall increase in tax rates in 2018 resulted in an increase in the Company's statutory tax rate from 26% to 27% in 2018.

- A 36 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Deferred tax assets and liabilities
At December 31, 2018 and 2017, the Company’s significant components of deferred income tax assets and deferred tax liabilities were as follows:

	December 31, 2018	December 31, 2017
Deferred income tax assets
Unused non-capital losses	$14,605	$38,140
Inventories and receivables	383	369
Reclamation and closure cost obligations	13,574	12,917
Investment tax credits	4,570	2,942
Other	2,883	5,499
	$36,015	$59,867
Deferred income tax liabilities
Mining interests	(15,632)	(286,217)
Inventories and receivables	(6,432)	(3,465)
	(22,064)	(289,682)
Net deferred income tax liabilities	$13,951	$(229,815)
The Company believes that it is probable that the results of future operations will generate sufficient income to realize the deferred income tax assets.
The Company’s deferred tax liability of $230,184 at December 31, 2017 was primarily the result of the acquisition of Lake Shore Gold during 2016 and the acquisition of Rio Alto during 2015. At December 31, 2018 and 2017, $43,911 and $369 of deferred tax assets relating to inventories and receivables are not netted against the deferred tax liability.

	December 31, 2018	December 31, 2017
Net deferred income tax assets (liabilities)	$13,951	$(229,815)
Deferred tax assets related to inventories and receivables	43,911	369
Deferred income tax liabilities	$(29,960)	$(230,184)

c)	Tax losses and tax credits
As at December 31, 2018, the Company had $293,300 of tax losses (December 31, 2017: $271,928) for which $49,519 (December 31, 2017: $142,175) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2019.
Deductible temporary differences for which no deferred tax assets have been recognized at December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Tax losses and tax credits	$261,465	$147,427
Deductible temporary differences
Mineral interest	79,055	—
Cumulative eligible capital	539	568
Financing costs	160	803
Unrealized capital losses	124	—
Reclamation and closure cost obligations	46,684	23,585
Deductible temporary difference	$388,027	$172,383

- A 37 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

20.	EARNING (LOSS) PER SHARE

	Year Ended December 31, 2018			Year Ended December 31, 2017
	Loss	Weighted average shares outstanding	Loss per share	Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$1,417,428	313,495,918	$4.52	$81,793	312,804,323	$0.26
Dilutive
securities:
Share options	—	—	—	—	29,177	—
Diluted EPS	$1,417,428	313,495,918	$4.52	$81,793	312,833,500	$0.26

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 449,675 DSAs (year ended December 31, 2017: 417,000 DSAs).
At December 31, 2018, 3,499,758 Shares Options and 449,675 DSAs were outstanding of which 3,499,758 and nil, respectively for the year ended December 31, 2018 were anti-dilutive (year ended December 31, 2017: 3,867,025 Share Options and 417,000 DSAs outstanding, of which 3,653,081 and nil, respectively were anti-dilutive) because the Company was in a loss position for the year ended December 31, 2018 (and in 2017 because the underlying exercise prices exceeded the average market price of CAD$9).
During the year ended December 31, 2018, the Company declared and paid no dividends to its shareholders (year ended December 31, 2017: $43,686, including $7,989 which were paid as share-based dividends).
As a result of shareholder enrollment in the Dividend Reinvestment Plan during the year ended December 31, 2017, $7,989 was reinvested for a total issuance of 1,010,844 common shares of the Company.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31,
	2018	2017
Trade and other receivables	$(25,716)	$33,302
Inventories	11,694	5,722
Other current assets	(1,491)	(535)
Other non-current assets	1,143	(11,541)
Accounts payable and accrued liabilities, and other non-current liabilities	42,909	(18,705)
Changes in working capital	$28,539	$8,243

22.	SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities.
The operating, exploration and financial results of individual operating segments are reviewed by the Company’s executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker (“CODM”) in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.

Consolidated Financial Statements 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Revenues generated from the sale of silver in concentrate are from the Company’s Escobal mine in Guatemala. Revenues generated from the sale of gold in doré are generated at the La Arena and Shahuindo mines in Peru and the Timmins mines in Canada. Mineral interests, plant and equipment are situated in Guatemala, Peru and Canada.
Significant information relating to the Company’s operating segments as at and for the year ended December 31, 2018 is summarized as follows:

		December 31, 2018(1)(2)
	Escobal(2)	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$222,903	$220,441	$443,794	$400,000	$1,287,138
Goodwill	—	—	—	—	$—
Total assets	301,607	294,343	547,311	487,485	$1,630,746
Total liabilities(3)	$62,877	$165,503	$(531,125)	$(114,543)	$(417,288)

		Year Ended December 31, 2018(1)(2)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(7)	$201,360	$117,522	$194,844	$513,719
Production costs	—	100,051	73,287	122,199	$295,537
Royalties	—	—	—	3,856	$3,856
Care and Maintenance(4)	51,625	—	—	—	$51,625
Depreciation and depletion	3,613	55,795	26,236	65,178	$150,822
Mine operating earnings	(55,245)	45,514	17,999	3,611	11,879
Capital expenditures	$1,590	$42,136	$116,483	$100,007	$260,216

(1)	Balances presented are before intercompany transaction eliminations not included in segmented disclosure.

(2)	Escobal segment includes corporate and other

(3)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position

(4)
Due to the suspension of mining operations following the suspension of the Escobal mining license in the beginning of the third quarter care and maintenance costs, which comprise the cost of maintaining the Escobal mine and include environmental costs, salaries and legal fees have been incurred.

Significant information relating to the Company’s reportable operating segments as at and for the year ended December 31, 2017 is summarized as follows:

		December 31, 2017(1)
	Escobal(2)	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$776,364	$433,178	$527,826	$879,421	$2,616,789
Goodwill	—	57,468	—	54,617	$112,085
Total assets	906,434	573,566	621,985	978,653	$3,080,638
Total liabilities(3)	$81,208	$160,979	$(539,512)	$(158,425)	$(455,750)

		Year Ended December 31, 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$192,510	$233,782	$95,425	$211,840	$733,557
Production costs	61,934	126,376	53,861	105,975	$348,146
Royalties	10,521	—	—	5,049	$15,570
Care and Maintenance(4)	24,855	—	—	—	$24,855
Depreciation and depletion(5)	32,858	48,092	11,452	60,614	$153,016
Mine operating earnings	62,342	59,314	30,112	40,202	$191,970
Capital expenditures	22,901	32,019	69,352	98,775	$223,047

- A 39 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

(1)	Balances presented are before intercompany transaction eliminations not included in segmented disclosure.

(2)	Escobal segment includes corporate and other

(3)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position

(4)
Due to the suspension of mining operations following the suspension of the Escobal mining license in the beginning of the third quarter care and maintenance costs, which comprise the cost of maintaining the Escobal mine and include environmental costs, salaries and legal fees have been incurred.

(5)	The depreciation and depletion expense for La Arena and Shahuindo mines includes a true-up of $11.3 million related to prior years.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Trade and other receivables are classified as financial instruments at amortized cost;

•
Cash and cash equivalents, restricted cash, and trade receivables which are subject to provisional pricing adjustments and investments are measured at FVTPL. There are no trade receivables subject to provisional pricing at December 31, 2018; and

•	Accounts payable and accrued liabilities, debt and lease obligations are classified as financial liabilities at amortized cost at December 31, 2018.
Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.
Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.
Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.
At December 31, 2018 and 2017, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	December 31, 2018			December 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$30	$—	$—	$320	$—	$—
Total	$30	$—	$—	$320	$—	$—

(1)	Investments are included in other current assets.
The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2018 and 2017.

24.	FINANCIAL RISK MANAGEMENT
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

- A 40 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.
The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and/or by requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.
Receivables other than trade receivables are primarily sales tax receivables from the governments of Guatemala, Peru and Canada. The Company has a history of collection of the sale tax receivable and therefore does not consider this to be a significant risk.
The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

b)	Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. To further mitigate this risk, the Company has the Revolving Facility in place in the amount of $175 million with a $25 million accordian feature of which $125 million has been drawn (note 11a).
The Company’s significant undiscounted commitments at December 31, 2018 are as follows:

				December 31, 2018	December 31, 2017
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities	$140,091	$—	$—	$140,091	$110,084
Debt	125,000	—	—	125,000	35,000
Income tax payable	17,769	—	—	17,769	2,277
Lease and contractual agreements	153,542	17,076	—	170,618	26,558
Commitments(1)	32,500	5,989	—	38,489	70,931
Other non-current liabilities	2,207	—	—	2,207	5,559
Reclamation provision	42	—	148,274	148,316	93,338
	$471,151	$23,065	$148,274	$642,490	$343,747

(1)	Commitments to purchase equipment, services, materials and supplies.
During the year ended December 31, 2018, the Company generated cash flows from operating activities, one of the Company’s main sources of liquidity, of $109,835 (year ended December 31, 2017 $243,053). The Company held cash and cash equivalents of $59,618 and had working capital of $101,649 (December 31, 2017 $125,665 and $143,245 in cash and cash equivalents and working capital, respectively). The Company defines working capital as current assets less current liabilities.
The Company determined that the working capital, combined with future cash flows from operations and the available Revolving Facility are sufficient to support the Company’s commitments and deems liquidity risk to be minimal.

- A 41 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

c)	Market Risk
The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk
The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivable, accounts payable and accrued liabilities and taxes payable.
To minimize currency risk, substantially all of the Company’s cash is denominated in USD and is kept in highly liquid instruments such as commercial paper and time deposits.
Cash and cash equivalents held in foreign currencies, denominated in USD, are as follows:

	December 31, 2018	December 31, 2017
Guatemalan quetzal	$179	$1,011
Peruvian sol	1,328	4,232
Canadian dollar	9,386	1,971
	$10,893	$7,214
Exchange rate fluctuations may also affect the costs that the Company incurs in its operations. The Company’s goods and services are contracted in USD, CAD, Guatemalan quetzals and Peruvian soles. The appreciation of these currencies against the USD can increase the production costs the Company incurs while the depreciation of these currencies against the USD can decrease the production costs the Company incurs.
The Company recognized a foreign exchange loss of $2,236 for the year ended December 31, 2018 (year ended December 31, 2017: $2,441).
At December 31, 2018, the Company has determined the exposure to currency risk to be at an acceptable level.

ii.	Interest Rate Risk
Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2018, the Company’s interest- bearing financial instruments are related to cash equivalents, the Second Amended and Restated Revolving Facility and finance leases. The weighted average interest rate paid by the Company during the year ended December 31, 2018 related to debt facilities was 4.80% (year ended December 31, 2017: 3.5%). No amounts were drawn on the Revolving Facility and therefore only standby fees were applicable for the year ended December 31, 2018 (note 12c).
At December 31, 2018, the Company has determined the interest rate risk to be low and that a 10% increase or decrease in market interest rates would result in a nominal increase or decrease to the Company’s earnings.

iii.	Price Risk
Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.
The Company has determined that price risk due to fluctuations in metals prices is at an acceptable level and has not entered into any hedging contracts.
The costs associated with production, development, construction and exploration activities of the Company are also subject to price risk as it relates to certain consumables including diesel fuel and power. The Company deems its exposure to price risk related to fuel prices to be at an acceptable level has not entered into any hedging contracts.
At December 31, 2018, the Company has determined exposure to price risk to be at an acceptable level.

- A 42 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

25.	CAPITAL MANAGEMENT
The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.
The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility and finance leases.

	Notes	December 31, 2018	December 31, 2017
Shareholders’ equity		$1,369,837	$2,624,888
Debt	11	125,000	35,000
Lease obligations	12	1,157	7,754
		1,495,994	2,667,642
Cash and cash equivalents	6	(59,618)	(125,665)
Restricted cash		(4,101)	(5,124)
		$1,432,275	$2,536,853
The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2017.

26.	CONTINGENCIES
Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.
On July 7, 2017, the Company learned that three purported class action lawsuits had been filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above and have been consolidated in the Federal District Court for the District of Nevada. The court appointed lead plaintiff filed a consolidated amended complaint on August 31, 2018 alleging compensatory damages, interest, fees and costs. The Company filed a Motion to Dismiss the claims on October 30, 2018, which will be heard on June 19. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.
On October 5, 2018, the Company learned that a proposed class action lawsuit had been filed against Tahoe and a former CEO in the Superior Court of Ontario. The lawsuit asserts various statutory and common law claims relating to alleged misrepresentations concerning the Company’s disclosure in respect of the Escobal mine and in particular the mining license. The lawsuit seeks damages of $200 million on behalf of a proposed class comprised of persons who acquired securities of the Company between May 24, 2017 and July 5, 2017. The Company disputes the allegations and will vigorously defend the lawsuit, the outcome of which is not determinable at this time.

27.	RELATED PARTIES

a)	Related party transactions
During the year ended December 31, 2018, the Company’s related parties included its subsidiaries, key management personnel and Directors.

b)	Key management personnel compensation
Key management includes those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers and senior management, receive bonuses and also participate in the Company’s Share Plan (note 18).

Consolidated Financial Statements 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Key management personnel compensation included in corporate and general administrative expenses is as follows:

	Years Ended December 31,
	2018	2017
Short-term employee benefits(1)	$13,248	$8,804
Share-based payments	5,992	5,163
	$19,240	$13,967

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

28.	SUBSEQUENT EVENTS
On February 22, 2019, Pan American completed the acquisition of 100% of the issued and outstanding common shares of the Company. Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Common Share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Common Shares issued of 56.0 million. Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe share. The holders of 290,226,406 Tahoe shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Common Share per Tahoe share.
In addition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Common Share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years.
On completion of the transaction, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27%, of the shares of the combined company. Based on the February 21, 2019 closing share price of common shares, the total consideration of the acquisition is approximately $1.1 billion. Subsequent to the completion of the transaction, Pan American repaid the full amount outstanding under the Company's revolving credit facility and the revolving credit facility was canceled.

- A 44 -

Schedule B
Pan American’s pro forma consolidated financial statements for the year ended December 31, 2018 (unaudited)

(See attached)

- B 1 -

Pro Forma Consolidated Statement of Financial Position As at December 31, 2018 (unaudited, in thousands of U.S. dollars)

Unaudited Pro Forma Consolidated Financial Statements

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2018

- B 2 -	PAN AMERICAN SILVER CORP.

- B 3 -

Pro Forma Consolidated Statement of Financial Position As at December 31, 2018 (unaudited, in thousands of U.S. dollars)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 5	Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	$138,510	$59,618	$(100,008)	a,f	$98,120
Short-term investments	74,004	—	—		74,004
Trade and other receivables	96,091	56,998	—		153,089
Income taxes receivable	13,108	—	—		13,108
Inventories	214,465	124,997	39,314	b	378,776
Derivative financial instruments	640	—	—		640
Prepaid expenses and other current assets	11,556	6,907	—		18,463
	548,374	248,520	(60,694)		736,200
Non-current assets
Mineral properties, plant and equipment	1,301,002	1,287,138	(365)	c	2,587,775
Long-term refundable tax	70	47,076	—		47,146
Deferred tax assets	12,244	43,911	(43,911)	d	12,244
Investment in associates	70,566	—	—		70,566
Other assets	2,163	—	—		2,163
Restricted cash	—	4,101	—		4,101
Goodwill	3,057	—	—		3,057
Total Assets	$1,937,476	$1,630,746	$(104,970)		$3,463,252

Liabilities
Current liabilities
Accounts payable, accrued and other liabilities	$131,743	$141,927	$48,689	e	$322,359
Derivative financial instruments	51	—	—		51
Current portion of long-term debt	—	125,000	(125,000)	f	—
Deferred revenue	—	12,006	—		12,006
Current portion of provisions	5,072	—	—		5,072
Current portion of finance lease	5,356	1,127	—		6,483
Income tax payable	8,306	17,769	10,000	g	36,075
	150,528	297,829	(66,311)		382,046
Non-current liabilities
Long-term portion of provisions	70,083	87,262	(17,968)	h	139,377
Deferred tax liabilities	148,819	29,960	20,385	d	199,164
Long-term portion of finance lease	1,320	30	—		1,350
Long-term debt	—	—	300,000	f	300,000
Deferred revenue	13,288	—	—		13,288
Other long-term liabilities	25,425	2,207	—		27,632
Share purchase warrants	14,664	—	—		14,664
Total Liabilities	424,127	417,288	236,106		1,077,521

Equity
Capital and reserves
Issued capital	2,321,498	2,792,251	(1,996,625)	i	3,117,124
Share option reserve	22,573	22,071	49,969	j	94,613
Investment revaluation reserve	208	—	—		208
Deficit	(836,067)	(1,600,864)	1,605,580	k	(831,351)
Total Equity attributable to equity holders of the Company	1,508,212	1,213,458	(341,076)		2,380,594
Non-controlling interests	5,137	—	—		5,137
Total Equity	1,513,349	1,213,458	(341,076)		2,385,731
Total Liabilities and Equity	$1,937,476	$1,630,746	$(104,970)		$3,463,252
See accompanying notes to the pro forma consolidated financial statements

- B 3 -	PAN AMERICAN SILVER CORP.

- B 5 -

Pro Forma Consolidated Income Statements Year ended December 31, 2018 (unaudited, in thousands of U.S. dollars, except per share amounts)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 5	Pro Forma Consolidated
Revenue	$784,495	$513,719	$—		$1,298,214
Cost of sales
Production costs	(515,636)	(295,537)	—		(811,173)
Depreciation and amortization	(147,289)	(150,822)	15,819	l	(282,292)
Royalties	(20,673)	(3,856)	—		(24,529)
	(683,598)	(450,215)	15,819		(1,117,994)
Mine operating earnings	100,897	63,504	15,819		180,220

General and administrative	(22,649)	(49,097)	—		(71,746)
Exploration and project development	(11,138)	(14,260)	—		(25,398)
Care and maintenance	—	(51,625)	—	m	(51,625)
Foreign exchange losses	(9,326)	(2,234)	—		(11,560)
Impairments	(27,789)	(1,559,885)	1,559,885	n	(27,789)
Gains on commodity and foreign currency contracts	4,930	—	—		4,930
Gains on sale of mineral properties, plant and equipment	7,973	—	—		7,973
Share of income from associate and dilution gain	13,679	—	—		13,679
Transaction costs	(10,229)	—	(25,776)	o	(36,005)
Bargain purchase gain	—	—	30,492	p	30,492
Other expense	(3,659)	(2,346)	—		(6,005)
Earnings (loss) from operations	42,689	(1,615,943)	1,580,420		7,166

Loss on derivatives	(1,078)	—	—		(1,078)
Investment (loss) income	(284)	192	—		(92)
Interest and finance expense	(8,139)	(5,032)	(11,574)	q	(24,745)
Earnings (loss) before income taxes	33,188	(1,620,783)	1,568,846		(18,749)
Income tax (expense) recovery	(21,147)	203,355	(243,766)	r	(61,558)
Net earnings (loss) for the period	$12,041	$(1,417,428)	$1,325,080		$(80,307)

Attributable to:
Equity holders of the Company	$10,294	$(1,417,428)	$1,325,080		$(82,054)
Non-controlling interests	1,747	—	—		1,747
	$12,041	$(1,417,428)	$1,325,080		$(80,307)

Earnings (loss) per share attributable to common shareholders
Basic earnings (loss) per share	$0.07	$(4.52)	$(5.15)		$(0.39)
Diluted earnings (loss) per share	$0.07	$(4.52)	$(5.48)		$(0.34)
Weighted average shares outstanding (in 000’s) Basic	153,315	313,496	(257,421)		209,306
Weighted average shares outstanding (in 000’s) Diluted	153,522	313,501	(241,821)		240,713
See accompanying notes to the pro forma consolidated financial statements

- B 4 -	PAN AMERICAN SILVER CORP.

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. ("PAAS") is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). PAAS is incorporated and domiciled in Canada, and its office is at Suite 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary products (precious metals) are produced in Peru, Mexico, Canada, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico. As at December 31, 2018 the Escobal mine continued to be on care and maintenance pending satisfactory completion of the ILO 169 consultation process by the Ministry of Energy and Mines in Guatemala.

2. DESCRIPTION OF THE TRANSACTION
On February 22, 2019, the Company completed the acquisition of 100% of the issued and outstanding shares (the "Tahoe Shares") of Tahoe Resources Inc. ("Tahoe"). Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a common share in the capital of Pan American (the "Pan American Shares") for each Tahoe Share held (the "Share Election"), subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Pan American Shares issued of 56.0 million (the "Acquisition"). Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe Shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe Share. The holders of 290,226,406 Tahoe Shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Pan American Share per Tahoe Share.
In addition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe Share.  Each CVR will be exchanged for 0.0497 of a Pan American Share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years.
As a result of the Acquisition, the Company paid $275 million in cash, issued 55,990,512 Pan American Shares, and issued 313,887,490 CVRs. After this share issuance, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27%, of the shares of the Company. The Company has determined that the Acquisition represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019 closing share price of Pan American Shares, the total consideration of the Acquisition is approximately $1.1 billion. The Company began consolidating the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards.
Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principle mines: Timmins West and Bell Creek in Canada; La Arena and Shahuindo in Peru; and Escobal in Guatemala. The Escobal mine's operations have been suspended since June 2017.
These unaudited condensed consolidated pro forma financial statements of the Company (the "Pro forma financial statements") have been prepared to give effect to the Acquisition.

3. BASIS OF PRESENTATION
These Pro forma financial statements of the Company have been prepared by management of the Company using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, from information derived from the financial statements of Pan American and Tahoe with other information available to Pan American.
The Pro forma financial statements have been prepared for inclusion in the Company's Business Acquisition Report dated May 3, 2019 and filed in accordance with National Instrument 51-102 - Continuous Disclosure Obligations, in connection with the Acquisition (the "BAR").

- B 5 -	PAN AMERICAN SILVER CORP.

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

In the opinion of management, the Pro forma financial statements include all adjustments necessary for fair presentation of the matters described in Note 2 and below.

- B 5 -	PAN AMERICAN SILVER CORP.

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Pro forma financial statements are not necessarily indicative of the operating results or financial condition achieved if the Acquisition had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the combined entities for any future period or as of any future date.
The pro forma adjustments and preliminary purchase price allocation have been determined from information available to the management of the Company at the date of these Pro forma financial statements and incorporates and reflects management's preliminary assessment of the fair value of the net assets acquired. As at the date of these Pro forma financial statements the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill or bargain purchase gain if applicable and, accordingly, the purchase price allocation is subject to change.
The Pro forma financial statements of the Company have been compiled from and include:

a)
an unaudited pro forma consolidated statement of financial position as at December 31, 2018, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 5 as if those had occurred on December 31, 2018, therefore combining the audited consolidated statement of financial position of the Company as at December 31, 2018 and the audited consolidated statement of financial position of Tahoe as at December 31, 2018; and

b)
an unaudited pro forma consolidated income statement for the year ended December 31, 2018 giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 5 as if those had occurred on January 1, 2018, therefore combining the audited consolidated income statement of the Company for the year ended December 31, 2018, and the audited consolidated statement of operations and comprehensive (loss) income of Tahoe for the year ended December 31, 2018.

The Acquisition is considered to be a business combination under IFRS 3 – Business Combinations. The Pro forma financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the Acquisition date. There are instances where adequate information is not available at the time of the preparation of these Pro forma financial statements to perform an estimate of fair value. The Company will finalize all amounts as it obtains the information necessary to complete the measurement process, which is expected to be no later than one year from the Acquisition date. Accordingly, pro forma adjustments included in Note 5 are preliminary and have been made solely for the purpose of providing these Pro forma financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the Pro forma financial statements and the Company's future performance and financial position.
These Pro forma financial statements are presented for illustrative purposes only and do not reflect the additional savings or costs that may result from the Acquisition. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the Acquisition.
The Pro forma financial statements should be read in conjunction with the description of the Acquisition included elsewhere in the BAR.
The Pro forma financial statements should also be read in conjunction with the audited consolidated financial statements of Pan American and Tahoe.

4. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in the preparation of these Pro forma financial statements are those set out in the Company's audited consolidated financial statements for the year ended December 31, 2018, and the related notes contained therein. In preparing the Pro forma financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Tahoe conform in all material respects to those of Pan American.

- B 6 -	PAN AMERICAN SILVER CORP.

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS RELATED TO THE ACQUISITION
Pro forma preliminary purchase price allocation
The estimated fair value of the consideration paid in the Acquisition is as follows:

Consideration:	Shares Issued/Issuable	Consideration
Fair value estimate of the Pan American Share consideration (1)	55,990,512	$795,626
Fair value estimate of the contingent value rights (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674

1.	The Pan American Share consideration value is based on an assumed value of $14.21 per share (based on the NASDAQ closing price on February 21, 2019).

2.
Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe Shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's share consideration paid (based on the February 21, 2019 Nasdaq closing price of $14.21).

3.
Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the, "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Acquisition date, which included the following assumptions:

Share price at February 21, 2019 (Canadian dollars)	$19.01
Exercise price	$11.67 - 97.26
Expected volatility	40.75%
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$163,273
CAD to USD exchange rate at December 31, 2018	$0.7578
Fair value (USD)	$123,729

- B 7 -	PAN AMERICAN SILVER CORP.

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The estimated allocation of the pro forma consideration is summarized in the table below, and is subject to final valuation:

Allocation of consideration:	Consideration
Cash and cash equivalents	$59,618
Accounts receivable	56,998
Inventory	164,311
Other current assets	6,907
Mineral properties, plant and equipment	1,286,773
Other assets	51,177
Accounts payable and accrued liabilities	(180,210)
Provision for closure and decommissioning liabilities	(69,294)
Debt	(125,000)
Net current and deferred income tax liabilities	(78,114)
Bargain purchase gain	(30,492)
$1,142,674
Pro forma adjustments to the consolidated statement of financial position
The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of the Company and Tahoe had occurred on December 31, 2018:

a)	Cash payment of $275.0 million to Tahoe shareholders on conversion of Tahoe Shares net of $175.0 million of proceeds drawn on the revolving credit facility (Note 5g).

b)	Net fair value adjustments for inventories comprised of an increase in certain metals inventories to fair value at the date of the Acquisition ($39.3 million).

c)	Adjustments arising from the purchase price allocation of consideration paid.

d)	Net deferred tax liabilities that arose upon the Acquisition.

e)
Accrual for liabilities arising primarily from the Acquisition including: the assumed transaction costs associated with the Acquisition ($25.8 million); and liabilities comprised largely of change of control obligations, insurance run-off and provisions for certain other liabilities ($22.9 million).

f)
Cash proceeds of $300.0 million drawn from the Company's previously undrawn $300.0 million revolving credit facility, $125.0 million of which is assumed to be used for the settlement of Tahoe's previously drawn credit facility, with the remaining $175.0 million included in the pro forma cash balance.

g)	Provision for certain income tax liabilities assumed upon the Acquisition.

h)
Fair value adjustments for closure and decommissioning liabilities for each of the Tahoe operations, due primarily to higher discount rates used to determine the fair value of the provisions for closure and decommissioning liabilities at the Acquisition date of between 5.0% and 9.5%.

i)
Elimination of the share capital of Tahoe upon consolidation ($2,792.3 million), and the increase in share capital associated with the new issuance of Pan American Shares upon the Acquisition ($795.6 million).

j)	Share option reserve adjustment of ($50.0 million), comprised of the following:

i.	decrease to eliminate Tahoe equity ($22.1 million);

ii.	increase that represents the fair value of the CVRs issued as contingent consideration in the Acquisition ($71.9 million); and

iii.	increase that represents the fair value of the Replacement options ($0.1 million).
Elimination of the Tahoe retained deficit upon consolidation ($1,600.9 million), assumed transaction costs associated with the Acquisition ($25.8 million), and the bargain purchase gain recognized upon the Acquisition ($30.5 million).

- B 8 -	PAN AMERICAN SILVER CORP.

Notes to the Pro forma Condensed Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Pro forma adjustments to the consolidated income statements
The unaudited pro forma consolidated income statements for the years ended December 31, 2018 reflect the following adjustments as if the business combination of the Company and Tahoe had occurred on January 1, 2018:

k)	Recalculated and adjusted depletion expense, based on carrying value changes to asset subject to depletion that will arise on purchase price allocation adjustment.

l)
Care an maintenance costs relate to the Escobal mine where operations have been suspended since July of 2017. These costs were included as components of both Operating costs and Mine operating earnings in Tahoe's consolidated statements of operations and total comprehensive (loss) income for the year ended December 31, 2018. Care and maintenance costs have been presented outside of mine operating earnings in the Pro forma financial statements to conform to how the Company intends on presenting these costs in its consolidated income statements.

m)	Reversal of the Tahoe impairments recorded that would not otherwise have been required based on the revised asset carrying values adjusted upon the assumed purchase price allocation.

n)	The assumed transaction costs associated with the Acquisition ($25.8 million).

o)
A $30.5 million bargain purchase gain that arose as a result of the estimated net fair value of the identifiable assets acquired and liabilities assumed with the Acquisition, as described in the purchase price allocation table above, being greater than the sum of the acquisition-date fair value of the consideration paid, as described in the consideration table above. The resulting gain represents management’s best estimate of the economic effect of the Acquisition based on information that existed as of the date of the Acquisition.

p)
Assumed interest on $300.0 million drawn from the Company's previously undrawn $300.0 million revolving credit facility at an assumed interest rate of 2.0% and 0.45% in standby charges on the remaining undrawn amounts.

q)	Tax impact of the assumed adjustments.

- B 9 -	PAN AMERICAN SILVER CORP.